UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby invites its Shareholders to attend an Extraordinary Shareholders Meeting to be held on March 30th, 2011, at 10:00 a.m., at the Company’s headquarters, at Rua do Passeio 48 to 56, Parte, Centro, in the city and state of Rio de Janeiro, to resolve on the following agenda:

(i)   Amendment of the Bylaws of Contax Participações S.A. to foresee the creation of a Special Independent Committee to assess the conditions for the merger of shares of Mobitel S.A. into the Company;

GENERAL INSTRUCTIONS:

1)    The documents related to the matters on the agenda are available at the Company’s headquarters and on the Company’s website (www.contax.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

2)    In order to accelerate the shareholder registration process for the Meeting, shareholders who wish to be represented by proxy are requested to file, in advance, the respective power of attorney, with special powers, accompanied by a copy of the articles of incorporation and/or documents that attest to said representation, in case of a corporation, at Rua do Passeio, nº 56, 16º andar, Centro, in the city and state of Rio de Janeiro between 9:00 a.m. and 12:00 p.m. and between 2:00 p.m. and 6:00 p.m., care of the Legal Department.

3)    Shareholders whose shares are held in physical custody by the Stock Exchanges and wish to participate in the Shareholders' Meeting should present a statement of their shareholding position issued by the custodian by March 28th, 2011.

Rio de Janeiro, March 14th, 2011.

Fernando Antonio Pimentel de Melo

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.